Thomas Diemer Chief Financial Officer – Pruco Life Insurance Company 213 Washington Street, Newark NJ 07102-2917 Tel 973 367-2900 Fax 973 802-9359

August 16, 2012

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, DC 20549

RE:	Pruco Life Insurance Company (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 9, 2012 and Amended on July 20, 2012

File No. 033-37587

Dear Mr. Rosenberg:

We are in the process of preparing our response to your letter dated August 6, 2012 setting forth comments of the staff of the Securities and Exchange Commission on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed March 9, 2012 and amended on July 20, 2012. Please note that, consistent with the voicemail message sent by Peter Sayre, Senior Vice President and Principal Accounting Officer for Prudential Financial, Inc. on August 15, 2012, we intend to respond to the comments no later than Friday, September 7, 2012.

Please feel free to call me at 973-367-2900 if you have any questions.

Very truly yours,

/s/ Thomas Diemer

Thomas Diemer
Chief Financial Officer
Pruco Life Insurance Company